Exhibit 3.3
CERTIFJCATE OF DESIGNATIONS, PREFERENCES AND RIGHTS

OF

SERIES A CONVERTIBLE PREFERRED STOCK

OF

CALDERA PHARMACEUTICALS, INC.

CALDERA PHARMACEUTICALS, Inc. (the "Corporation"), a corporation organized and existing under the General Corporation law of the State of Delaware (the "DGCL"), hereby certifies that, pursuant to authority conferred upon the Board of Directors of the Corporation by the Certificate of Incorporation as amended, of the Corporation, and pursuant to Section 151 of the, the Board of Directors of the Corporation has duly adopted the following resolution:

RESOLVED, that the Board of Directors, pursuant to authority expressly vested in it by the provisions of the First Amended and Restated Certificate of Incorporation of the Corporation (the "Certificate of Incorporation"'), hereby designates a series of preferred stock as Series A Preferred Stock, par value $0.001 (the "Series A Preferred Stock"), authorizes the Corporation to issue up to Ten Million (10,000,000) shares of Series A Preferred Stock and fixes the relative rights, powers, preferences, limitations, qualifications and restrictions of the Series A Preferred Stock as follows:

(1) Dividends. Holders of shares of Series A Preferred Stock shall be entitled to receive a dividend of $0.46 for each share of Series A Preferred Stock on January 1 of each year payable in (i) cash; or (ii) fully paid and non-assessable shares of Common Stock of the Corporation at a price of$5.70 per Common Share, at the option of the Holder. Holders shall be entitled to additional dividends only when, as and if declared by the Board of Directors of the Corporation.

(2) Voting Rights. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of the stockholders in lieu of a meeting), each Holder of outstanding shares of Series A Preferred Stock shall be entitled to cast one vote for each share of Series A Preferred Stock held by such Holder as of the record date for determining stockholders el1titled to vote on such matter. Except as provided by Law or by the other provisions of the Certificate of Incorporation, Holders of Series A Preferred Stock shall vote together with holders of the Common Stock of the Corporation, $0.001 par value (the "Common Stock"), as a single class.

(3) Liquidation. Dissolution. Winding-Up.

(a) Payments to Holders of Series A Preferred Stock. In the event of any Liquidation Event, the Holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) $5.70 per share, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been paya.ble had all shares of Series A Preferred Stock been converted into Common Stock pursuant to Section 4 below immediately prior to such Liquidation Event. If upon any such Liquidation Event the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the Holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Section 3(a), the Holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. "Liquidation Event" means any termination, liquidation, dissolution or winding up of the Corporation. either volW1tary or involuntary.

(b) Payments to Holders of Common Stock. Upon any Liquidation Event, after the payment of all preferential amounts required to be paid to the Holders of shares of Series A Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

(4) Conversion Right.

(a) Voluntary Conversion. At any time after the date that a Holder purchases shares of Series A Preferred Stock. such Holder may, at its election, convert each share of Series A Preferred Stock into that number of fully paid and non-assessable shares of Common Stock (or such other equity security of the Corporation for which all of its Common Stock has been exchanged or into which all of its Common Stock has been converted) equal to (i) the Series A Original Purchase Price, divided by (ii) the Conversion Price, subject to adjustments as set forth in this Section 4.

(b) Automatic Mandatory Conversion. Ten trading days after delivery to the Holders of written notice of conversion by the Corporation (the "Corporation's Conversion Notice"). each share of Series A Preferred Stock then outstanding shall, by virtue of such conditions and without any action on the part of a Holder thereof, be deemed automatically converted into one fully paid and non-assessable share of Common Stock (or such other equity security of the Corporation for which all or its Common Stock has been exchanged or into which all of its Common Stock has been converted), provided that the volume weighted average closing price of the Corporation's Common Stock over the ten trading days immediately preceding the date of the Corporation's Notice is at least $10.00 per share.

(c) Mechanics of Conversion. If a Holder of Series A Preferred Stock desires to convert its Series A Preferred Stock, such Holder shall deliver to the Corporation's Chief Financial Officer written notice expressly to that effect and duly executed by or on behalf of the Holder (a "'Conversion Notice"). The date that the Corporation's Chief Financial Officer actually receives a Conversion Notice shall be deemed to be the conversion date, unless the Holder of Series A Preferred Stock and the Corporation expressly agree to another such date in writing. From and after such conversion date, and assuming rightful and due delivery of a Conversion Notice, the Holder's shares of Series A Preferred Stock shall represent and be enforceable only as the right to receive the shares of Common Stock or other securities issuable in accordance with this Section 4~ Promptly after its receipt of a Conversion Notice, the Corporation shan issue and deliver to such Holder, but only against delivery of and only after receiving the certificates issued to Holder representing the Holder's shares of Series A Preferred Stock, One Or more certificates representing shares of Common Stock issued and registered in the name of such Holder. Thereupon, the Corporation shall have no further obligation to the Holder under or based on the Series A Preferred Stock. Upon any increase or decrease in the number of issued shares of Common Stock resulting from the splitting or consolidation of such shares or the payment of a stock dividend, the number of shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock shall be proportionately adjusted so that the Holder of shares of Series A Preferred Stock surrendered for conversion after the record date of such split, consolidation or dividend shall be entitled to receive the number of shares of Common Stock which such Holder would have been entitled to receive had such Series A Preferred Stock been converted immediately prior to such date.
(5) Redemption Rights

(a) Voluntary Redemption. At any time after the date that Corporation receives net cash proceeds of at least three million (S3MM) from litigation proceedings against the Managers of Los Alamos National Laboratory, such Holder may, at its election, redeem each share of Series A Preferred Stock at a price of $7.41 for each share of Series A Preferred Stock.

(b) Involuntary Redemption, Thirty days after delivery to the Holden of written notice of redemption by the Corporation (the "Corporation's Redemption Notice") allowing for Holder to convert each share of Series A Preferred Stock into that number of fully paid and non-assessable shares of Common Stock. each share of Series A Preferred Stock then outstanding shall, by virtue of such conditions and without any action on the part of a Holder herof be redeemed at a price of $7.41 for each share of Series A Preferred Stock.

(6) Registration Rights. Not less than twenty one days before Corporation tiles a Registration Statement (the "Corporation's Registration Notice"), whether or not for sale for Corporations own account, on a form and in a manner that would permit registration of Registrable Securities, Corporation shall deliver to Holder written notice of intent to file such Registration Statement. Holder may, at its election, elect to include the underlying shares of Common Stock from Holders shares of Series A Preferred Stock in such Registration Statement.

(7) Lost or Stolen Certificates, Upon receipt by the Corporation of evidence reasonably satisfactory to the Corporation of the loss, theft, destruction or mutilation of any certificates representing shares of Series A Preferred Stock, and, in the case of loss, theft or destruction, of an indemnification undertaking by the Holder thereof to the Corporation in customary form and, in the case of mutilation, upon surrender and cancellation of the certificate(s), the Corporation shall execute and deliver new certificate(s) of like tenor and amount.

(8) Notice. Any notice required or permitted to be given to a Holder under this Certificate of Designations shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the DGCL, and shall be deemed sent upon such mailing or electronic transmission.

(9) Preferred Share Register. The Corporation and/or its transfer agent may treat the Person in whose name any share of Series A Preferred Stock is registered on the register of the Corporation as the owner and holder of such shares of Series A Preferred Stock for all purposes, notwithstanding any notice to the contrary: but in all events recognizing any properly made transfers.

(10) Reservation of Stock Issuable Upon Conversion-The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Series A Preferred Stock, such number: of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred Stock and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Designation.

(11) Fractional Shares. No fractional share shall be issued upon the conversion of any share or shares of Series A Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series A Preferred Stock by a Holder shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result ill the issuance of a fraction of a share of Common Stockl the Corporation shall, in lieu of issuing any fractional share, round such fractional share up to the next whole share of Common Stock and issue such whole share of Common Stock to the Holder upon such conversion.

(12) No Other Rights. Shares of Series A Preferred Stock (a) shall not have any rights of preemption as to any securities of the Corporation, or any warrants: rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options. may be designated, issued or granted; (b) shall not be redeemable; and (c) shall not have any other rights., preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof not set: forth herein or in the Certificate of Incorporation, as amended, or as provided by applicable law.

(13) Certain Defined Terms. For purposes of this Certificate of Designations, the following terms shall have the following meanings:

(a) "Certificate of Designations" means this Certificate of Designations, Preferences and Rights of Series A Preferred Stock of CALDERA PHARMACEUTICALS, INC.

(b) "Conversion Price" initially means $5.70 per share of Series A Preferred Stock, subject to adjustments set forth in Section 4.

(c) "Holder" means any record holder of Series A Preferred Stock as shall appear on the stock register of the Corporation.

(e) "Person" means an individual, a limited liability company, a partnership a joint venture, a corporation, a trust. an unincorporated organization and a government or any department or agency thereof.

(f) "Securities Purchase Agreement" means that certain Series A Convertible Preferred Stock and Warrant Purchase Agreement by and among the Corporation and for the initial Holders, as such agreement may be amended from time to time as provided in such agreement.

(g) "'Series A Original Issue Date" means the date on which the first share of Series A Preferred Stock was issued to any Holder pursuant to the Securities Purchase Agreement.

(h) "Series A Original Purchase Price" means $5.70 per share of Series A Preferred Stock.

(i) "Subsidiary" means any Person in which the Corporation, directly or indirectly, has at least a majority ownership interest or majority voting power.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations to be duly executed by Ben Warner, its President and Chief Executive Officer, as of the 14th day of March,2011

CALDERA PHARMACEUTICALS, INC. By: /s/ Benjamin Warner Name: Benjamin Warner Title: President and Chief Executive Officer